Tesla Exempt Solicitation

Notice of Exempt Solicitation (Voluntary Submission)

Pursuant to Rule 14a-103

Name of the Registrant: Tesla, Inc.

Name of persons relying on exemption: Nia Impact Capital

Address of persons relying on exemption: 2323 Broadway, Oakland, CA 94612

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, and is made voluntarily.

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The proponents urge you to vote FOR the stockholder proposal requesting reporting on employee arbitration, Proposal Six, at the Tesla Annual Meeting of Shareholders on July 7, 2020.

SUMMARY OF THE PROPOSAL

The resolution requests that Tesla’s Board of Directors oversee the preparation of a report on the impact of the use of mandatory arbitration on Tesla’s employees and workplace culture. The report should evaluate the impact of Tesla’s current use of arbitration on the prevalence of harassment and discrimination in its workplace and on employees’ ability to seek redress should harassment and discrimination occur.

The proposal speaks to the widespread experience in the economy of discrimination in the workplace by African American, Hispanic and female employees, despite this discrimination being unlawful under the Civil Rights Act of 1964. Those companies that tolerate discrimination and harassment in their own workplaces allow unnecessary legal, brand, financial, and human capital risk within their companies. In contrast, studies show that companies with strong workplace equity programs are more likely to outperform peers with poor diversity programs.

The use of mandatory arbitration in employee agreements limits employees’ remedies for wrongdoing, precludes employees from suing in court when discrimination and harassment occur, and often keeps underlying facts, misconduct or case outcomes secret and therefore prevents employees from learning about and acting on shared concerns. Given these factors, legislators have looked to ban or restrict the use of this employment clause in harassment or discrimination cases.

The use of arbitration agreements at Tesla is of particular concern, as the company has faced allegations of sexual harassment and racial discrimination. Tesla does not currently report metrics on the diversity characteristics of its staff.

RATIONALE FOR SUPPORT OF THE PROPOSAL

Companies benefit from Diverse and Inclusive Workplaces

Multiple data points indicate that companies with diverse teams offer better management, have stronger long-term growth prospects, and improved share value. These studies include:

●	BCG found that innovation revenue was 19 percent higher in companies with above-average leadership diversity. In addition, companies with above-average diversity had EBIT margins nine percentage points higher.[1]
●	Credit Suisse, in a study of over 3,000 companies, found that companies with women representing more than 20 percent of managers have had greater share price increases over the past decade than those companies with lower representations of women in management.[2]
●	A McKinsey study found that companies in the top quartile for gender diversity in corporate leadership had a 21 percent likelihood of outperforming bottom-quartile industry peers on profitability. Similarly, leaders in racial and ethnic diversity were 33 percent more likely to outperform peers on profitability.[3]

●	A 2019 study of the S&P 500 by the Wall Street Journal found that the 20 most diverse companies had an average annual five year stock return that was 5.8% percent higher than the 20 least-diverse companies.[4]

●	Stanford Graduate School of Business researchers found that share prices increased when companies reported better than anticipated gender diversity. This was particularly true when the company had better diversity than the industry leader.[5]

As such, investors are incentivized to ensure that the companies they hold are proactive and intentional in addressing their workplace diversity and inclusion programs. Tesla lack of transparent diversity metrics, in combination with the questions about its use of arbitration, undermines investors’ ability to assess and benchmark its corporate commitment to a diverse and inclusive workplace.

Corporate Policies that Allow Harassment and Discrimination Risk Investors’ Capital

Identified benefits of diverse teams include: access to top talent, better understanding of consumer preferences, a stronger mix of leadership skills, informed strategy discussions, and improved risk management. Diversity, and the different perspectives it encourages, has also been shown to encourage more creative and innovative workplace environments.6

In contrast, companies where harassment and discrimination exist may experience reduced employee morale and productivity, increased absenteeism, challenges in attracting talent and difficulties in retaining talent. Employees directly experiencing workplace discrimination are also more likely to experience anxiety and depression, potentially hindering their ability to contribute in the workplace.7 The implications of a non-inclusive workplace go beyond directly impacted employees; in a Deloitte study, 80 percent of surveyed full-time employees said that inclusion was an important factor in their employer choice. Seventy-two percent said that they would consider leaving an employer for a more inclusive work environment.8

1 https://www.bcg.com/en-us/publications/2018/how-diverse-leadership-teams-boost-innovation.aspx

2 https://www.americanbanker.com/diversity-&-inclusion-yields-strongest-returns

3 https://www.mckinsey.com/business-functions/organization/our-insights/delivering-through-diversity

4 https://www.wsj.com/articles/the-business-case-for-more-diversity-11572091200

5 https://www.bloomberg.com/news/articles/2019-09-17/when-companies-improve-their-diversity-stock-prices-get-a-boost)

6 https://images.forbes.com/forbesinsights/StudyPDFs/Innovation_Through_Diversity.pdf

7 https://www.apa.org/news/press/releases/stress/2015/impact

8 https://www2.deloitte.com/us/en/pages/about-deloitte/articles/press-releases/inclusion-survey.html

Tesla is reliant on the trust and confidence of its consumers. Its businesses might be significantly harmed by indications that its corporate policies seek to protect those who harass and discriminate. Allegations of racism at Tesla’s Buffalo plant have prompted a public letter which stated, “Tesla needs to acknowledge the workplace culture of racism and discrimination, end the abuse, and repair the harm done, to workers of color in their facilities.” Signatories included labor organizations as well as 350.org, a highly influential environmental organization focused on addressing climate issues.9

Arbitration’s use exposes investors to an unknown level of risk

In February, 2018, Attorneys General from all 50 states signed a letter calling for the end of mandatory arbitration in sexual harassment cases. They stated, “...[C]oncerns arise from the secrecy requirements of arbitration clauses, which disserve the public interest by keeping both the harassment complaints and any settlements confidential…Ending mandatory arbitration of sexual harassment claims would help to put a stop to the culture of silence that protects perpetrators at the cost of their victims.”10 The Equal Employment Opportunity Commission (EEOC) has also found that forced arbitration “can prevent employees from learning about similar concerns shared by others in their workplace.”11

A company’s use of arbitration restricts investors’ ability to understand true workplace conditions in a number of ways. Arbitral decisions, unlike those issued by a judge, are not published. Judicial opinions recount the factual basis of disputes and the legal analysis upon which their decision is based. Pleadings filed by the litigants are made public and contain factual allegations that investors may independently analyze. In contrast, most arbitral decisions are known only to the parties. Although some states require arbitration providers to disclose limited information about the disputes they resolve, these often only include the parties involved, the type of dispute, final disposition, and the arbitrator’s name. Even when arbitration clauses in employment contracts do not explicitly contain confidentiality requirements, private arbitration, as opposed to independent courts, allows a company significantly greater control over the information that might be publicly shared. In addition, as individual employees move through the arbitration process, they are less likely to learn of others with similar experiences and concerns, reducing the likelihood of broader organizational change and improvement.

The use of arbitration also creates a risk of a sudden surge of claims against the company, as happened in the case of sexual harassment at Fox News. When hidden discrimination or harassment problems surface and/or are publicized, a number of employees may all step forward at once, emboldened by the voices of others and creating a sudden and significant brand liability. Allegations of harassment or discrimination, once released, may significantly disrupt business operations and undermine long-term business strategies, as seen at 21st Century Fox, Avid Technology, Barnes & Noble, CBS, Equinix, Intel, Lululemon Athletica, Nike, Papa John’s, Texas Instruments, Walt Disney, Wynn Resorts and others.

9 https://www.wivb.com/news/labor-environmental-groups-stand-by-former-tesla-workers-who-filed-eeoc-complaints/

10 http://myfloridalegal.com/webfiles.nsf/WF/HFIS-AVWMYN/$file/NAAG+letter+to+Congress+Sexual+Harassment+Mandatory+Arbitration.pdf

11 https://www.eeoc.gov/eeoc/systemic/review/

Current use of arbitration by employers may increase future liability exposures as legislative efforts exist which may retroactively remove protections. As an example of legislative change that might move forward under a changed political climate, in September, 2019, the U.S. House passed the Forced Arbitration Injustice Repeal Act (FAIR Act) which would prohibit companies from using pre-dispute arbitration agreements in all employment, civil rights, consumer and antitrust cases.12 Additionally, a number of states are experimenting with whistle blower protections that might deputize employees to act as agents of their state when bringing forward information which otherwise might remain within the arbitration process.

TESLA, WORKFORCE PRACTICES AND EMPLOYEE ARBITRATION

Tesla employees have alleged harassment and discrimination on the basis of race and gender

A number of employees have come forward with allegations of harassment and discrimination at Tesla. While the company disputes these allegations on various grounds, the pattern of allegations is difficult for reasonable investors to ignore:

●	In 2017, AJ Vendermeyden alleged that she experienced harassment and discrimination as an engineer at Tesla’s Fremont plant. According to Ms. Vendermeyden, a part of the factory was known to women as the “predator zone.” While Tesla stated that it conducted investigations of Ms. Vendermeyden’s claims and found them baseless, it held the case in arbitration, preventing it from going to court. Ms. Vendermeyden was eventually fired from Tesla. Tesla told The Guardian that Ms. Vendermeyden was fired for “falsely attacking our company in the press.”[13]
●	In 2017, DeWitt Lambert alleged that he experienced harassment and violent threats while working at Tesla’s Fremont, California. His allegation included recordings of co-workers stating “N***, we take your ass home, n***. Shred you up in pieces, n***. Cut you up, n***. Send your ass so everyone in yo family so everybody can have a piece of you, n***.”[14] In March of that year, Tesla general counsel, Todd Maron, wrote to Mr. Lambert’s lawyers: “In terms of settlement, we are willing to pay Mr. Lambert [redacted], but only if we are to resolve this matter before there is media attention, preferably within the next few hours.” He also wrote, “If there is media attention first, there will be no deal.”[15] Mr. Lambert’s case was held in arbitration and Mr. Lambert was fired from Tesla. The company said that it had discovered problems with his conduct and work history.[16]
●	In November 2019, WIVB4, a local news station in Buffalo, reported that six African American and Hispanic Tesla workers had reported racist experiences in Tesla’s Buffalo plant. As of February, 2020, WIVB4 reported that it was aware of twelve employees that had inquired about filing complaints with the U.S. Equal Employment Opportunity Commission and the state Division of Human Rights, alleging a racist, hostile work environment. In its interviews, however, employees spoke anonymously, given their fears of retaliation from the company.[17]

12 https://tinyurl.com/y2vsahxd

13 https://www.theguardian.com/technology/2017/jul/05/tesla-sexual-harassment-discrimination-engineer-fired?CMP=share_btn_tw

14 https://www.prnewswire.com/news-releases/california-civil-rights-law-group-files-lawsuit-against-tesla-motors-inc-after-oakland-man-endured-months-of-racial-discrimination-sexual-harassment-and-violent-threats-from-co-workers-300430149.html

15 https://www.theguardian.com/technology/2018/apr/12/tesla-media-strategy-discrimination-car-crash

16 https://www.protocol.com/tesla-racism-claims-arbitration

17 https://www.wivb.com/news/more-former-tesla-workers-confirm-hostile-workplace-at-buffalo-facility/

●	As he had not signed his offer letter, in May, 2019, a California appellate court denied Tesla’s motion to compel arbitration on Marcus Vaughn, a former employee in Fremont, California. Mr. Vaughn alleges that he experienced an “intimidating, hostile, and offensive work environment for African-American employees.”[18] At least two dozen former Tesla employees have submitted sworn statements in this lawsuit.[19]
●	Temporary workers hired through third-party staffing agencies, Owen and Demetric Diaz, filed a lawsuit alleging discrimination and harassment in 2017 at Tesla. Allegations include that supervisors called them racial slurs, that swastikas were drawn in the bathroom, and racist caricatures drawn at their work stations. When concerns were raised to a supervisor, it is alleged that the response was, “We’re just playing, why do you people take things so hard?”[20] This case is awaiting its court date, as Tesla was unable to compel arbitration of these contract workers.

Investors do not know how many employees have raised concerns about Tesla’s workplace practices that were addressed only in arbitration, nor whether any employees accepted payment in exchange for silence as the offer in the Lambert example implied. Investors are also not able to know if any employees chose not to speak up, given the experiences of Mr. Lambert and Ms. Vendermeyden.

Broad concerns exist around Tesla’s workplace practices

Research from pwc has shown that leadership engagement is one of the four core pillars of an effective diversity and inclusion program.21 Over 900 CEOs have signed the CEO Action for Diversity & Inclusion™ pledge, to act on supporting more inclusive workplaces.22

In contrast, in May, 2017, shortly after employees publicized allegations of harassment and discrimination, Elon Musk, Tesla’s CEO, sent a company-wide email, which was later posted on the Tesla website. It stated that employees should never “intentionally allow someone to feel excluded, uncomfortable, or unfairly treated. Sometimes these things happen unintentionally, in which case you should apologize.” The paragraph following this stated, “In fairness, if someone is a jerk to you, but sincerely apologizes, it is important to be thick-skinned and accept that apology. If you are part of a less represented group, you don’t get a free pass on being a jerk yourself.”23 This statement, asking that employees be “thick-skinned” has elicited controversy and is viewed by some as one that is dismissive of employees’ concerns.

18 https://www.civilrightsca.com/wp-content/uploads/2017/11/2017-11-13-Complaint-File-Stamped-Copy.pdf

19 https://www.protocol.com/tesla-racism-claims-arbitration

20 https://www.latimes.com/business/la-fi-tesla-racism-lawsuit-20180412-story.html

21 https://www.pwc.com/gx/en/services/people-organisation/global-diversity-and-inclusion-survey.html

22 https://www.ceoaction.com/

23 https://www.tesla.com/blog/hotbed-misinformation

In addition, on May 17, 2020, Mr. Musk tweeted “Take the red pill” followed by an image of a rose. The concept of the “red pill" is strongly associated with anti-feminist and racist forums, movements and memes on the Reddit and 4chan message boards.24

In June, 2019, Tesla’s head of diversity left the company after a tenure that lasted less than two years. The company has not yet announced a replacement.

The diversity and harassment issues implicated by the proposal may also be indicative of broader ESG and human capital management challenges at the Company. For instance, a 2019 report by Forbes found that, between 2014 -2018, the California Occupational Safety and Health Administration (OSHA) inspectors issued fines for 54 violations in the Fremont factory. Aggregate OSHA fines for Tesla between 2014-2018 were $236,730, over these 54 incidents. In contrast, over the same period of time, Forbes states that there were only 18 incidents in aggregate across BMW, Nissan, Toyota, Ford, Honda, GM, Hyundai, Suburu, Kia, and Mercedes-Benz plants. These employers represent almost four times the total number of employees as work in Tesla’s Fremont facility and almost 10 times the production capacity. 25 The Center for Investigative Reporting published an article alleging that Tesla underreport sits workforce accidents. 26

Investors may reasonably be concerned that these issues and patterns could undercut the company’s reputation and recruitment efforts, impacting long term value. Already, according to LinkedIn research, Tesla’s appeal as an employer is shifting downwards. In 2018, the company was ranked sixth on its annual “Where the U.S. Wants to Work” list. In April, 2019, the company’s ranking had dropped 11 spaces, ranking 16th, falling behind companies such as Apple, Oracle, Dell and Cisco.27

Tesla is increasingly an outlier from its peers

Technology companies, with which Tesla competes for top talent have moved away from the use of mandatory arbitration, or have never required its use. Adobe, Airbnb, Google, IBM Intel, Microsoft, Salesforce and Uber, among others, have relaxed or do not use these policies.28

Tesla is also an outlier in the level of disclosure and transparency it provides to investors relative to its manufacturing facilities. Unlike many of its automotive peers, including Ford, General Motors, and FCA, Tesla does not release workforce composition data and its reporting lacks comparable levels of detail on programs to ensure diversity and inclusion within its workplace.

ASSESSMENT OF THE BOARD’S STATEMENT OF OPPOSITION

Tesla’s Board writes in its Statement of Opposition: “The Board has considered this proposal and determined that it would not serve the best interests of Tesla or our stockholders.”

24 https://www.nytimes.com/2020/05/19/technology/elon-musk-tesla-red-pill.html

25 https://www.forbes.com/sites/alanohnsman/2019/03/01/tesla-safety-violations-dwarf-big-us-auto-plants-in-aftermath-of-musks-model-3-push/#63fe2d0154ce

26 https://www.revealnews.org/article/tesla-says-its-factory-is-safer-but-it-left-injuries-off-the-books/

27 https://www.linkedin.com/pulse/linkedin-top-companies-2018-where-us-wants-work-now-daniel-roth/, https://www.linkedin.com/pulse/top-companies-2019-where-us-wants-work-now-daniel-roth/

28 https://www.protocol.com/tesla-racism-claims-arbitration

Proponent’s response: The resolution seeks to ensure that the Board has sufficiently evaluated the impact of Tesla’s current use of arbitration on the prevalence of harassment and discrimination in its workplace and on employees’ ability to seek redress. This assessment falls within the Board’s responsibilities as stated within Tesla’s Corporate Governance Guidelines:

It is the duty of the Board to oversee management’s performance to ensure that Tesla operates in an effective, efficient and ethical manner. Additionally, the Board has responsibility for risk oversight, with reviews of certain areas being conducted by the relevant board committees. Directors are expected to invest the time and effort necessary to understand Tesla’s business and financial strategies and challenges.29

Tesla’s Board writes in its Statement of Opposition: [A]rbitration does not limit remedies, as Tesla’s standard arbitration provision specifically states that the parties are entitled to all remedies available in a court of law.

Proponent’s response: An employee being entitled to all remedies available in a court of law is not the same as having access to the court of law. Access to the court of law and to a jury trial appears to be explicitly prohibited to Tesla’s employees who sign an arbitration agreement. In the case of Hidalgo V. Tesla Motors, Inc., where Tesla successfully compelled arbitration, Mr. Hildalgo’s offer letter stated:

To ensure the rapid and economical resolution of disputes that may arise in connection with your employment with Tesla, you and Tesla agree that any and all disputes, claims, or causes of action, in law or equity, arising from or relating to your employment, or the termination of your employment, will be resolved, to the fullest extent permitted by law by binding arbitration per Attachment A, and that you are waiving your right to a jury trial (emphasis original).

The referenced attachment stated, in part,

[Y]ou and Tesla agree to an arbitration in which: you are waiving any and all rights to a jury trial but all court remedies will be available in arbitration; and b. all disputes between you and the Company shall be fully and finally resolved by binding arbitration that provides for adequate discovery; and c. all disputes shall be resolved by a neutral arbitrator who shall issue a written opinion; and d. Tesla shall pay all arbitration fees in excess of those which would be required if the dispute was filed in a court of law. Nothing in this Agreement is intended to prevent either you or Tesla from obtaining injunctive relief in court.30

Tesla’s Board writes in its Statement of Opposition: Arbitration offers an alternative form of adjudication by an experienced jurist selected with both parties’ participation that is often quicker than trial, especially in jurisdictions where courts are overburdened.

Proponent’s response: In contrast to what is written in the Statement of Opposition, Tesla’s employment policy with Mr. Hildago stated “Tesla shall pay all arbitration fees in excess of those which would be required if the dispute was filed in a court of law.” [emphasis added]

29 https://ir.tesla.com/static-files/c2ff3fcf-bacd-4d47-87b3-7c22bf79439f

30 https://casetext.com/case/hidalgo-v-tesla-motors-inc.

Arbitration has been shown to provide unfair advantages for “repeat players,”31 as Tesla is. In addition, analysis of state and federal court awards show a significant difference in awards given. Although there are other factors that affect outcomes, a study found that the average in damages awarded employees in mandatory arbitration is only 16 percent of awards by the federal courts and 7 percent of awards in state courts.32

Tesla’s Board writes in its Statement of Opposition: [T]he proponent does not state convincing support for a correlation between arbitration and harassment, discrimination, or limits on employee grievances generally.

Proponent’s response: The proponent notes that the Board of a large-cap company with 74,000 employees conducted the type of internal study requested by the current proposal. After the study, the Board of that company changed corporate policies relating to the use of arbitration in cases alleging discrimination or harassment, and altered the charter of the board compensation committee to include a focus on workplace culture.

Tesla’s Board writes in its Statement of Opposition: In addition, while the proposal makes generalized references to allegations against Tesla, it does not present any specific evidence that harassment, lack of diversity, or non-transparent working conditions are areas of concern at Tesla.

Proponent’s response: Earlier in this document, some of the specific allegations from court records and media reports are described, relating to allegations of harassment, lack of diversity, and non-transparent working conditions at Tesla. These include allegations from multiple employees at different Tesla locations of racist comments and discriminatory actions.

Tesla’s Board writes in its Statement of Opposition: The proponent does state that arbitration provisions create risk for Tesla if they were to become legally prohibited, but fails to explain how such a corporate risk of legal non-compliance pertains to the alleged impact of arbitration on workplace harassment and discrimination.

Proponent’s response: The arbitration provisions, by limiting transparency and accountability, may foster within Tesla a culture of disrespect for workplace laws, including laws on harassment and discrimination.

Tesla’s Board writes in its Statement of Opposition: Being the world’s first vertically integrated sustainable energy company and a leader in innovation requires a diversity of thought and backgrounds that can be achieved only by maintaining a diverse and inclusive workforce… [W]e believe that employment compliance issues are not an issue at Tesla...

Proponent’s response: Tesla does not provide transparency on the challenges, metrics, goals and implementation mechanisms in diversity and inclusion programs sufficient for investors to assess related risks. Without additional reporting from the company on its workplace equity programs, investors may reasonably become concerned that Tesla’s statements are corporate puffery, language described by the United States Federal Trade Commission as marketing exaggerations intended to “puff up” products and not able to be relied upon by consumers and investors.

31 https://www.natlawreview.com/article/suspicious-existence-repeat-player-effect-mandatory-arbitration-employment-disputes

32 https://www.epi.org/publication/the-arbitration-epidemic/

The following companies provide greater detail and public reporting of their workplace diversity and inclusion programs: Apple, Dell, eBay, Ford, FCA, General Motors, Google, Intel, JPMorgan Chase, Metlife, Microsoft, Progressive, Salesforce, and STMicroelectronics, among many others.

It is essential that the board seriously assess the implications of Tesla’s use of arbitration. The Board represents the investors in Tesla, Inc, not the managers. Investors are not benefited by the ongoing use of a practice that is strongly associated with discriminatory workplaces, obfuscates true workplace conditions, reduces the effectiveness of the workforce, and carries with it brand, legal and human capital risks.

Support for this resolution is warranted given that:

1. Companies benefit from Diverse and Inclusive Workplaces

2. Corporate Policies that Allow Harassment and Discrimination Risk Investors’ Capital

3. Arbitration’s use exposes investors to an unknown level of risk

4. Tesla employees have alleged harassment and discrimination on the basis of race and gender

5. Broad concerns exist around Tesla’s workplace practices

6. Tesla is increasingly an outlier from its peers

For questions regarding Proposal Six at Tesla on the Board’s review of arbitration’s use, please contact Meredith Benton, Whistle Stop Capital, benton@whistlestop.capital, (415) 384-9895.

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Date: June 17, 2020

The foregoing information may be disseminated to shareholders via telephone, U.S. mail, e-mail, certain websites and certain social media venues, and should not be construed as investment advice or as a solicitation of authority to vote your proxy. The cost of disseminating the foregoing information to shareholders is being borne entirely by the resolution filer.

Please do not send us your proxy card; Nia Impact Capital is not able to vote your proxies, nor does this communication contemplate such an event. To vote your proxy, please follow the instructions on your proxy card.